UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-34564

China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Nuokang Bio-Pharmaceutical Inc.

By:	/S/ BAIZHONG XUE
Name:	Baizhong Xue
Title:	Chairman and Chief Executive Officer

Date: November 18, 2010

Exhibit Index

Exhibit 99.1	Press release

Exhibit 99.1

China Nuokang Bio-Pharmaceutical Inc. Reports

Third Quarter 2010 Financial Results

3Q10 Revenue up 30.6% YOY to RMB84.3 Million ($12.6 million)

3Q10 Net Income was RMB9.3 Million ($1.4 million)

9M10 Revenue up 18.2% YOY to RMB236.5 million ($35.3 million)

9M10 Net Income up 10% YOY to RMB45.8 million ($6.8 million)

Live Conference Call to be Held Thursday, November 18, 2010 at 8:00 am ET

Beijing, China, November 17, 2010 – China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) (“Nuokang” or the “Company”), a leading China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hospital-based medical products, today announced financial results for the third quarter and the first nine months of 2010.

Mr. Baizhong Xue, the Company’s Chairman and Chief Executive Officer, stated, “We have achieved strong revenue and profit growth in the first nine months of 2010 through the hard work of our management team and employees. However, we recognize that we are operating in a challenging competitive landscape for our leading product Baquting. Thus, we believe that it is prudent not to sacrifice profits for volume growth and we have adjusted our internal goal for the fourth quarter accordingly. As a result, we are now targeting revenue in the range of $45 million to $48 million for the full year of 2010.”

Chairman Xue continued, “At the same time, we believe that the most difficult period is behind us. We are looking forward to regaining rapid growth through significant new product launches and potential in-licensing and M&A opportunities in the coming year. For example, we have recently obtained the exclusive right to market an imported cardiovascular product in China. With a seasoned management team, an extensive hospital-based sales team and a strong cash balance to support our growth, we are confident that Nuokang will become one of China’s leading pharmaceutical companies supported by a diverse product portfolio of leading brands and profitability over the long-term.”

Third Quarter 2010 Financial Highlights

•	Revenue increased by 30.6% to RMB84.3 million ($12.6 million)[1] from RMB64.6 million in the prior year period;

•	Baquting revenue increased by 30.3% to RMB77.1 million ($11.5 million) from RMB59.2 million in the prior year period;

•	Gross profit increased by 30.6% to RMB73.0 million ($10.9 million) from RMB55.9 million in the prior year period;

•	Gross margin remained stable at 86.5% compared to the prior year period;

•	Operating income was RMB16.3 million ($2.4 million);

•	Net income was RMB 9.3 million or RMB0.47 ($0.07) per diluted ADS[2]

Third Quarter 2010 Financial Performance

Revenue increased by 30.6% to RMB84.3 million ($12.6 million) from RMB64.6 million in the prior year period. Revenue from Baquting increased 30.3% to RMB77.1 million ($11.5 million) from RMB59.2 million in the prior year period, driven primarily by volume growth. Revenue from other products was RMB7.2 million ($1.1 million) compared to RMB5.4 million in the prior year period.

[1]

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended September 30, 2010, were made at the noon buying rate of RMB6.6905 to USD1.00 on September 30, 2010 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Nuokang Bio-Pharmaceutical Inc. makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

[2]	American Depositary Shares, which are traded on the NASDAQ, each represents eight ordinary shares of the Company.

Gross profit increased 30.6% to RMB73.0 million ($10.9 million) from RMB55.9 million in the prior year period. Gross margin remained steady on a year over year basis at 86.5% as our pricing strategy and product mix remained largely unchanged.

Operating income was RMB16.3 million ($2.4 million) in the third quarter of 2010 compared to RMB16.6 million in the prior year period. Operating margin for the third quarter of 2010 was 19.4%, compared to 25.7% in the prior year period. The decrease in operating profit and operating margin reflects increased operating costs in the third quarter of 2010.

Research and development expenses increased to RMB3.4 million ($516,000), from RMB1.8 million in the prior year period, demonstrating the Company’s commitment to drive long-term portfolio diversification through investment in development of pipeline products. Research and development costs as a percentage of revenue were 4.1%, in line with our expectation.

Selling, marketing and distribution expenses increased to RMB37.8 million ($5.6 million) from RMB25.0 million in the prior year period, as a result of higher levels of marketing and promotional activities as well as the Company’s efforts to prepare for Kaitong’s launch in 2011. Selling, marketing and distribution expenses for the third quarter of 2010 as a percentage of revenue remained within the high end of the Company’s normalized range at 44.8%.

General and administrative expenses increased to RMB15.4 million ($2.3 million), from RMB12.5 million in the prior year period. This increase reflects increased due diligence costs from business development efforts as wells as expense growth commensurate with overall business expansion. In additional to these expected increases, general and administrative expenses as a percentage of revenue also rose above the normal range to 18.3% as a result of compliance costs related to being a U.S. – listed public company incurred in the third quarter of 2010.

Provision for income taxes was RMB2.6 million ($395,000), representing an effective tax rate of 22.2%, compared to RMB3.0 million in the prior year period.

Net income was RMB9.3 million ($1.4 million), or RMB0.47 ($0.07) per diluted ADS, compared to RMB12.8 million, or RMB0.56 per diluted ADS, in the prior year period. This decrease reflects the recognition of a non-operating foreign exchange loss of approximately RMB3.7 million ($550,000) due to the appreciation of the US dollar against the RMB this quarter.

For the quarter ending September 30, 2010, the Company had approximately 159.1 million weighted average diluted shares, or 19.9 million ADSs.

As of September 30, 2010, the Company had cash and cash equivalents of RMB253.6 million ($37.9 million), compared to RMB351.3 million as of December 31, 2009.

Nine Months Ended September 30, 2010 Financial Performance

For the nine months ended September 30, 2010, revenue increased by 18.2% to RMB236.5 million ($35.3 million) from RMB200.1 million in the prior year period. During this same time period, gross profit increased by 19.0% to RMB208.5 million ($31.2 million) from RMB175.2 million in the prior year period. Operating income increased by 13.8% to RMB61.7 million ($9.2 million) from RMB54.2 million in the prior year period.

Net income increased by 10.0% to RMB45.8 million ($6.8 million) from RMB41.6 million in the prior year period. Net income per diluted ADS was RMB2.31 ($0.34), compared to RMB1.96 per diluted ADS in the prior year period. For the nine months ended September 30, 2010, the Company had approximately 158.9 million weighted average diluted shares outstanding, or 19.9 million ADSs.

Recent Events

The Company continues to be on track to diversify its product portfolio through the following new product development and licensing efforts:

Kaitong: The SFDA completed its technical review and on-site inspection of Kaitong in the third quarter of 2010 and Kaitong’s development is moving forward as expected. The Company continues to expect the manufacturing license for the Company’s in-licensed product Kaitong to be issued by the end of 2010.

Dipyridamole Aspirin: The SFDA completed its on-site inspection in the third quarter of 2010 and the Company continues to expect to receive a manufacturing license for Dipyridamole Aspirin by the end of 2010.

Dianatal® Obstetric Gel: The Company has initiated the registration of this product candidate with the SFDA and expects to receive approval to launch this product in 2012.

New Cardiovascular Product: The Company has recently obtained the exclusive right to market an imported cardiovascular product in China. This product is currently undergoing clinical trials and the Company expects to launch this product in early 2012 after it receives the import license from the SFDA.

Mr. Baizhong Xue continued, “We believe 2011 will be a landmark year for us as revenue contributions from Kaitong and Dipridamole Aspirin gradually grow Nuokang into a diversified pharmaceutical company supported by multiple leading brands. Furthermore, as can be seen through our expenditures this quarter, we have made significant progress on the M&A front and believe that in the forthcoming months, we will reach agreements to further enhance our revenue stream with additional market-leading brands.”

Financial Outlook

Mr. Robert Pu, Chief Financial Officer of the Company, said, “As the Chairman remarked, we are now targeting full year revenue in the range of $45 to $48 million in 2010. Looking beyond these near term challenges, however, we are optimistic about the future potential of our business as we continue to diversifying our product portfolio and deepen and broaden our hospital coverage to drive long-term growth.”

This forecast does not include potential revenue contributions from products not yet launched, such as Kaitong, and reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will hold a conference call at 8:00 am ET on Thursday, November 18, 2010 to discuss third quarter 2010 results. Listeners may access the call by dialing:

United States toll free:	1-866-788-0544
China toll free:	400-8811629
Hong Kong toll free:	800-963844
United Kingdom toll free:	0808-2347616
International:	1-857-350-1682
Passcode:	41795291

A telephone replay will be available beginning two hours after the conclusion of the call and will be available through November 25, 2010. Listeners may access the replay by dialing:

United States toll free:	1-888-286-8010
International:	1-617-801-6888
Passcode:	24825087

A webcast will also be available through the Company’s website www.nkbp.com.

About China Nuokang Bio-Pharmaceutical Inc.

China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) is a leading biopharmaceutical company in China focused on the research, development, manufacture, marketing and sales of hospital-based medical products. The Company provides a diversified portfolio of products across more than 2,400 hospitals in China. Nuokang’s principal products include Baquting®, China’s leading hemocoagulase product by market share, and Aiduo®, a cardiovascular stress imaging agent. The Company’s product pipeline includes product candidates under development in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention. Please visit www.nkbp.com for more information.

Safe-Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. Among other things, the statements relating to the Company’s expected progress on the new product portfolio may contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Contact Information

ICR, LLC

In the U.S.: Ashley M. Ammon and Christine Duan: 1-646-277-1227

In China: Wen Lei Zheng: 86-10-6583-7510

CONSOLIDATED STATEMENTS OF INCOME

FOR THE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010

	Months 2009	Months 2010		3Q 2009	3Q 2010
	(RMB’000)	(RMB’000)	(US$’000)	(RMB’000)	(RMB’000)	(US$’000)
Net revenue	200,058	236,472	35,344	64,565	84,328	12,604
Cost of revenue	(24,809)	(27,956)	(4,178)	(8,694)	(11,371)	(1,700)

Gross profit	175,249	208,516	31,166	55,871	72,957	10,904

Operating expenses
Research and development costs	(6,392)	(9,348)	(1,397)	(1,781)	(3,449)	(516)
Selling, marketing and distribution expenses	(84,043)	(97,353)	(14,551)	(25,009)	(37,782)	(5,647)
General and administrative expenses	(30,596)	(40,109)	(5,995)	(12,480)	(15,402)	(2,302)

Total operating expenses	(121,031)	(146,810)	(21,943)	(39,270)	(56,633)	(8,465)

Operating profit	54,218	61,706	9,223	16,601	16,324	2,439
Interest income	881	881	132	149	275	41
Interest expense	(4,232)	(6,054)	(905)	(981)	(2,112)	(316)
Other income, net	416	(1,735)	(259)	16	(2,565)	(383)

Income before income tax expense	51,283	54,798	8,191	15,785	11,922	1,781
Income tax expense	(9,646)	(9,059)	(1,354)	(2,967)	(2,646)	(395)

Net income	41,637	45,739	6,837	12,818	9,276	1,386

Net loss attributable to non-controlling interest	—	45	7	—	31	5

Net income	41,637	45,784	6,844	12,818	9,307	1,391

Accretion of Series A convertible redeemable preference shares	(11,021)	—	—	(3,673)	—	—
Allocation to Series A convertible redeemable preference shares for participating rights to dividends	(6,979)	—	—	(2,322)	—	—

Net income attributed to ordinary shares	23,637	45,784	6,844	6,823	9,307	1,391

Net income per share
Basic	0.25	0.29	$0.04	0.07	0.06	$0.01
Diluted	0.25	0.29	$0.04	0.07	0.06	$0.01

Shares used in net income per share computation
Basic	95,447,648	158,458,167	158,458,167	95,447,648	158,490,942	158,490,942
Diluted	96,461,493	158,866,304	158,866,304	96,720,754	159,147,942	159,147,942

Net income per ADS
Basic	1.98	2.31	$0.35	0.57	0.47	$0.07
Diluted	1.96	2.31	$0.34	0.56	0.47	$0.07

Shares used in net income per ADS computation
Basic	11,930,956	19,807,271	19,807,271	11,930,956	19,811,368	19,811,368
Diluted	12,057,687	19,858,288	19,858,288	12,090,094	19,893,493	19,893,493

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 and September 30, 2010

	December 31,	SEPTEMBER 30,
	2009	2010
	(RMB’000)	(RMB’000)	(US$’000)
ASSETS
Current assets:
Cash and cash equivalents	351,258	253,642	37,911
Restricted cash	34,200	34,200	5,112
Other investment - Current	2,000	20,103	3,005
Accounts receivable (net of allowance for doubtful accounts of RMB393,860 as of December 31, 2009 and September 30, 2010)	103,719	153,827	22,992
Bills receivable	34,346	34,726	5,190
Inventories	14,765	15,779	2,358
Prepayments and other receivables	26,976	45,777	6,842
Prepaid income tax	6,397	7,001	1,046
Amounts due from a related party	—	20	3
Deferred tax assets	1,171	1,101	165

Total current assets	574,832	566,176	84,624

Non-current assets:
Property, plant and equipment, net	163,915	184,975	27,647
Land use rights, net	26,212	35,970	5,376
Intangible assets, net	8,369	7,961	1,190
Other Investments-Non current	3,414	3,414	510
Prepayment for the exclusive distribution right	—	10,000	1,495
Deferred tax assets	4,712	4,709	704

Total non-current assets	206,622	247,029	36,922

TOTAL ASSETS	781,454	813,205	121,546

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	125,618	121,986	18,233
Accounts payable	1,924	1,814	271
Accrued expenses and other payables	29,994	18,243	2,728
Income tax payable	8,885	1,366	204
Unrecognized tax benefits	809	809	121
Deferred tax liability	16	—	—

Total current liabilities	167,246	144,218	21,557

Non-current liabilities:
Deferred tax liabilities	1,858	2,036	304
Deferred government grants	19,258	19,773	2,955
Long-term payable	10,557	11,113	1,661

Total non-current liabilities	31,673	32,922	4,920

Commitments and contingencies	—	—	—

Shareholders’ equity:

Ordinary shares (par value US$0.0005 per share, 474,200,000 shares authorized and 158,420,142 and 158,490,942 shares issued and outstanding as of December 31, 2009 and September 30, 2010, respectively)	597	597	89
Additional paid-in capital	451,716	459,498	68,679
Retained earnings	128,071	173,855	25,985

Total shareholders’ equity	580,384	633,950	94,753

Non-controlling interests	2,151	2,115	316

TOTAL EQUITY	582,535	636,065	95,069

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	781,454	813,205	121,546

	—	—	—